

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

June 29, 2007

Via Facsimile (617) 248-4000 and U.S. Mail

John Pitfield
Choate, Hall & Stewart LLP
2 International Place
Boston, MA. 02110

Re: Simon Worldwide, Inc.
PREC14A filed on June 21, 2007
SEC File No. 0-21878

Dear Mr. Pitfield:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. The scope of our review is limited to the issues raised below.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PREC14A filed on June 21, 2007 – General

1.   Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. To the extent that management of the company may become entitled to payments under their employment agreements with Simon worldwide if the opposing solicitation is successful, please discuss any payments or other benefits that would become payable to Simon Worldwide affiliates, and under what circumstances.

2.   Expand the proxy statement to include a "Background" section discussing any prior contacts or communications with Everest Special Situations Fund L.P. ("Everest") and Messrs. Maoz and Mann and their affiliates.

3.   See our last comment above. Provide similar background information about any contacts with Yucaipa and Overseas Toys, to the extent relevant to this solicitation and the shareholder proposal which will be voted on at the meeting. For example, has Yucaipa or Overseas Toys expressed a view to you regarding its willingness to approve the conversion of its preferred shares into common shares of Simon Worldwide, as called for by the non-binding shareholder proposal?

4.   In the Background section, briefly explain why the Company has not held a shareholder meeting in several years and note the circumstances that led to the scheduling of the current shareholder meeting.

Cover Page

5.   List all of the participants in the solicitation on the cover page of the proxy statement.

Security Ownership of Certain Beneficial Owners, page 3

6.   We refer to the disclosure concerning the Voting Agreement with Overseas Toys, L.P. and certain affiliates of the Company mentioned in footnote 2 to the table of beneficial ownership in this section. In the Background section or in another appropriate section of the proxy statement, generally provide additional background about (i) the events leading up to Overseas Toys' investment in Simon Worldwide; and (ii) the background to and reasons for the Voting Agreement between Overseas Toys and the individuals referenced in footnote 2 in this section.

Proposal Number Two: Non-Binding Stockholder Recapitalization Proposal, page 17

7.   Clarify what you mean by characterizing the proposal as "preliminary."

Statement of the Board of Directors Regarding the Shareholder Proposal, page 17

8.   State what the Company intends to do if the recapitalization proposal is approved at the meeting of shareholders. We note the disclosure here that the Board cannot implement the proposal without the approval of both the common and the preferred stock. Will the Board seek such approval if the proposal passes? What steps would be necessary in order to implement these changes (*i.e.,* an amendment to the articles of incorporation, etc.)?

9.   See the last comment above. If the proposal passes at the next shareholder meeting, clarify whether the common shareholders would have to vote on it again in order for it to be implemented.

John Pitfield, Esq.
June 29, 2007
Page 3

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

Please amend your proxy statement in response to these comments. You may wish to provide us with black-lined copies of the revised preliminary proxy statement to expedite our review. In addition, please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions